Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1              Name and Address of Company

Petroflow Energy Ltd.

#970,  717 - 7th Avenue SW
Calgary, Alberta  T2P 0Z3
Phone:  403.539.4320

Item 2              Date of Material Change

December 14, 2009

Item 3              News Release

Press Release dated December 14, 2009

Distributed by CNW in Canada and the US.
Posted to SEDAR and EDGAR

Item 4              Summary of Material Change

Resignation of CFO and appointment of interim CFO.

Item 5              Full Description of Material Change

5.1	Full Description of Material Change

         PLEASE SEE ATTACHED PRESS RELEASE.

5.2                  Disclosure for Restructuring Transactions

        N/A

Item 6              Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

               N/A

Item 7              Omitted Information

NO INFORMATION HAS BEEN OMITTED.

Item 8              Executive Officer

Mr. Sanford Andrew

President & COO
Petroflow Energy Ltd.
#970,  717 - 7th Avenue SW
Calgary, Alberta   T2P 0Z3
Tel:  307.277.2145

Item 9              Date of Report

December 14, 2009

FOR IMMEDIATE RELEASE - Monday, December 14, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW  ENERGY  LTD. ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER.

CALGARY, Petroflow Energy Ltd. ("Petroflow" or the "Company") announces the resignation of Duncan Moodie, Chief Financial Officer of the Company. The Board has appointed Mr. Tucker Franciscus to the position of interim Chief Financial Officer. Mr Franciscus has been working for Petroflow for several months as a financial consultant and is familiar with the company’s financial systems.

The Board of Directors and management wish to thank Mr. Moodie for his service to the Company and wish him well in his future endeavours.

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO
Petroflow Energy Ltd.
307.277.2145
www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.